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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated May 7, 2008
Commission file number 0-21080

ENBRIDGE INC.
(Exact name of Registrant as specified in its charter)

Canada (State or other jurisdiction of incorporation or organization)	None (I.R.S. Employer Identification No.)

3000, 425 - 1st Street S.W.
Calgary, Alberta, Canada T2P 3L8
(Address of principal executive offices and postal code)

(403) 231-3900
(Registrants telephone number, including area code)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☐	Form 40-F	✓

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	✓

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(7):

Yes	☐	No	✓

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	✓

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):

N/A

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENTS ON FORM S-8 (FILE NO. 333-145236, 333-127265, 333-13456, 333-97305 AND 333-6436), FORM F-3 (FILE NO. 33-77022) AND FORM F-10 (FILE NO. 333-141478) OF ENBRIDGE INC. AND TO BE PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

The following documents are being submitted herewith:

•
Press Release dated May 7, 2008.

•
Interim Report to Shareholders for the three months ended March 31, 2008.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENBRIDGE INC. (Registrant)
Date: May 7, 2008	By:	Signed "ALISON T. LOVE" Alison T. Love Vice President & Corporate Secretary

NEWS RELEASE

ENBRIDGE REPORTS SOLID START TO 2008

HIGHLIGHTS

•	First quarter earnings increased $24 million, or 11%, to $251 million
•	First quarter adjusted operating earnings increased $10 million, or 4%, to $239 million
•	Alberta Clipper, Southern Lights Pipeline and Line 4 Extension were approved by the NEB
•	First phase of the U.S. Southern Access Expansion Project has been completed
•	Enbridge-led carbon sequestration project secured provincial government funding
•	Rabaska LNG Project was approved by the Canadian federal government

CALGARY, Alberta, May 7, 2008 – "Favourable results for the first quarter of 2008 demonstrate the inherent strength and reliability of our existing core businesses and leave us well positioned to achieve our previously announced full year adjusted operating earnings target of $1.80 to $1.90 per common share," said Patrick D. Daniel, President and Chief Executive Officer.

"While growing the base business, we are actively developing our large project inventory which is now well into the construction phase with projects scheduled to be completed throughout the four year period from 2008 to 2011. The first phase of the Southern Access Expansion Project, which adds about 190,000 barrels per day of capacity to our mainline system, has been completed and was ready to receive linefill on schedule at the end of the first quarter of 2008. The Waupisoo Pipeline, linking the Alberta oil sands to the Edmonton, Alberta area, is expected to come into service by the end of the second quarter of 2008, or earlier.

During the first quarter of 2008, we advanced other key pipeline projects and secured NEB approval for Alberta Clipper Pipeline, Southern Lights Pipeline and the Line 4 Extension Project.

Beyond 2008, we expect Enbridge to deliver solid, visible and more rapid growth," Mr. Daniel concluded. "We expect the completion of major projects currently under construction will add meaningfully to earnings and cash flows as they come into service between now and 2011. This will accelerate our earnings growth to an annual average rate of 10% over the next four years."

On May 6, 2008, the Enbridge Board of Directors declared quarterly dividends of $0.33 per common share and $0.34375 per Series A Preferred Share. Both dividends are payable on June 1, 2008 to shareholders of record on May 15, 2008.

Forward Looking Information
This news release contains forward looking information. Significant related assumptions and risk factors are described under the Forward Looking Information section of this news release.

CONSOLIDATED EARNINGS

	Three months ended March 31,
(millions of Canadian dollars)	2008	2007

Liquids Pipelines	76.1	68.9
Gas Pipelines	18.2	25.7
Sponsored Investments	31.1	17.8
Gas Distribution and Services	153.8	109.1
International	16.3	22.0
Corporate	(44.2)	(16.5)

Earnings Applicable to Common Shareholders	251.3	227.0

Earnings applicable to common shareholders were $251.3 million for the three months ended March 31, 2008, or $0.70 per share, compared with $227.0 million, or $0.65 per share, for the three months ended March 31, 2007. The $24.3 million increase in earnings reflected a higher contribution from Enbridge Gas Distribution (EGD) as weather in its franchise area was significantly colder than normal, as well as improved results in Aux Sable and Energy Services. This increase was partially offset by the recognition of a $32.2 million income tax charge as a result of an unfavourable court decision related to previously owned U.S. pipeline assets.

ADJUSTED OPERATING EARNINGS

	Three months ended March 31,
(millions of Canadian dollars, except per share amounts)	2008	2007

GAAP earnings as reported	251.3	227.0
Significant after tax non-operating factors and variances:
Gas Pipelines
Shipper claim settlement	(2.8)	–
Offshore property insurance recovery from 2005 hurricanes	–	(5.3)
Sponsored Investments
Dilution gain on EEP Class A unit issuance	(4.5)	–
EEP unrealized derivative fair value (gains)/losses	(1.3)	2.0
Shipper claim settlement	(1.3)	–
Gas Distribution and Services
Colder than normal weather affecting EGD	(13.7)	(1.4)
Energy Services unrealized derivative fair value losses	–	4.3
Aux Sable unrealized derivative fair value (gains)/losses	(18.9)	2.8
International
CLH unrealized derivative fair value losses	2.8	–
Corporate
Gain on sale of corporate aircraft	(4.9)	–
U.S. pipeline tax decision	32.2	–

Adjusted Operating Earnings	238.9	229.4

Adjusted Operating Earnings per Common Share	0.67	0.65

Adjusted operating earnings were $238.9 million, or $0.67 per share, for the three months ended March 31, 2008, compared with $229.4 million, or $0.65 per share, for the three months ended March 31, 2007.

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The increase in adjusted operating earnings was largely due to:

•
Allowance for equity funds used during construction (AEDC) on Southern Lights Pipeline and within Enbridge System;
•
Improved earnings in Energy Services resulting from market conditions which enabled higher margins to be captured on storage and transportation contracts as well as increased transportation and storage volumes; and
•
Record performance from Enbridge Energy Partners (EEP).

These increases were partially offset by the impact of a weaker U.S. dollar on U.S.-based operations.

While under construction, certain regulated pipelines are entitled to recognize AEDC in earnings. These amounts will contribute to earnings throughout the Company's significant growth period and will be collected in tolls once the pipelines are in service.

The Company has foreign currency denominated earnings, primarily from U.S. based operations and investments, as well as its euro investment in Compañia Logistica de Hidrocarburos CLH, S.A. (CLH). The Company uses long-term derivative contracts to economically hedge a significant portion of the cash distributions from these long-term investments. However, this does not eliminate the Canadian generally accepted accounting principles (GAAP) earnings volatility caused by exchange rate differences. During the three months ended March 31, 2008, the Company received foreign currency denominated cash distributions and settled associated hedge transactions resulting in $4.7 million (2007 – $3.5 million) of incremental after-tax cash flows, which were not included in reported earnings.

NON-GAAP MEASURES

This news release contains references to adjusted operating earnings, which represent earnings applicable to common shareholders adjusted for non-operating factors. Management believes that the presentation of adjusted operating earnings provides useful information to investors and shareholders as it provides increased predictive value. Management uses adjusted operating earnings to set targets and assess performance of the Company. Also, the Company's dividend payout target is based on adjusted operating earnings. Adjusted operating earnings is not a measure that has a standardized meaning prescribed by GAAP and is not considered a GAAP measure; therefore, this measure may not be comparable with a similar measure presented by other issuers.

LIQUIDS PIPELINES

	Three months ended March 31,
(millions of Canadian dollars)	2008	2007

Enbridge System	51.7	49.1
Athabasca System	13.4	13.6
Olympic Pipeline	2.4	3.7
Spearhead Pipeline	3.2	1.3
Southern Lights Pipeline	4.7	–
Feeder Pipelines and Other	0.7	1.2

Earnings	76.1	68.9

•
Enbridge System earnings were $2.6 million higher than the prior year due to the AEDC on both Southern Access Mainline Expansion and Alberta Clipper Project. These increases were partially offset by increased taxes in the Terrace component.
•
Olympic Pipeline earnings decreased due to increased operating costs related to the timing of planned maintenance.
•
Spearhead Pipeline earnings increased compared with the prior year as a result of higher throughputs.
•
Southern Lights Pipeline earnings reflected AEDC recognized while the project is under construction.

ENBRIDGE INC.      -      1ST QUARTER 2008 NEWS RELEASE      -      3

GAS PIPELINES

	Three months ended March 31,
(millions of Canadian dollars)	2008	2007

Alliance Pipeline US	8.8	7.5
Vector Pipeline	4.0	3.8
Enbridge Offshore Pipelines	5.4	14.4

Earnings	18.2	25.7

•
Increased earnings from Alliance Pipeline US reflected $2.8 million of proceeds from the settlement of a claim against a former shipper which repudiated its capacity commitment, partially offset by the effect of the weaker U.S. dollar and the depreciating rate base.
•
Vector Pipeline earnings improved slightly, despite the weaker U.S. dollar, due to a system expansion put into service in the fourth quarter of 2007 as well as lower operating costs.
•
Enbridge Offshore Pipelines (Offshore) earnings for the three months ended March 31, 2008 were $9.0 million lower than the prior year. In 2007, earnings included insurance proceeds of $5.3 million related to the replacement of damaged infrastructure and $6.0 million from business interruption policies related to lost revenue in 2005 and 2006 as a result of the 2005 hurricanes. A smaller final insurance claim settlement is expected in 2008.
•
Excluding insurance recoveries, Offshore quarterly earnings increased by $2.3 million reflecting stand-by fees on the Neptune oil and gas pipelines as well as contributions from Atlantis platform volumes. These increases were partially offset by continuing natural production declines and the effect of the weaker U.S. dollar.

SPONSORED INVESTMENTS

	Three months ended March 31,
(millions of Canadian dollars)	2008	2007

Enbridge Energy Partners	15.0	8.2
Enbridge Income Fund	11.6	9.6
Dilution Gain	4.5	–

Earnings	31.1	17.8

•
Earnings from EEP included $1.3 million (net to Enbridge) of unrealized fair value gains on derivative financial instruments compared with unrealized fair value losses of $2.0 million in 2007.
•
The increase in EEP's adjusted operating earnings from $10.2 million to $13.7 million for the three months ended March 31, 2008 reflected higher incentive income and, within EEP, higher oil transportation revenue, stronger processing margins and improved access to natural gas markets through expanded facilities, partially offset by the weaker U.S. dollar.
•
Enbridge Income Fund earnings for the three months ended March 31, 2008 included proceeds of $1.3 million from the settlement of a claim against a former shipper on Alliance Canada which repudiated its capacity commitment.
•
In March 2008, EEP issued Class A units and, because Enbridge did not fully participate, a dilution gain of $4.5 million resulted and Enbridge's ownership interest in EEP decreased from 15.1% to 14.6%.

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GAS DISTRIBUTION AND SERVICES

	Three months ended March 31,
(millions of Canadian dollars)	2008	2007

Enbridge Gas Distribution	98.4	86.2
Noverco	15.8	17.0
Enbridge Gas New Brunswick	3.2	2.8
Other Gas Distribution	5.7	5.3
Energy Services	9.4	(1.4)
Aux Sable	22.3	(2.3)
Other	(1.0)	1.5

Earnings	153.8	109.1

•
After adjusting for the effect of colder than normal weather, EGD's earnings were $84.7 million for the three months ended March 31, 2008, comparable with $84.8 million in 2007.
•
Under Incentive Regulation, as initially reflected in results for the first quarter of 2008, EGD's fixed charge per customer increased with a corresponding decrease in the per unit volumetric charge. These changes modify the quarterly earnings profile, but do not materially affect full year earnings as revenues are shifted from the colder winter quarters to the warmer summer quarters. The negative first quarter impact of this change was offset by customer growth and increased distribution rates.
•
Energy Services earnings in 2007 reflected $4.3 million of unrealized fair value losses on derivative instruments. After adjusting for unrealized derivative fair value losses, Energy Services earnings were $9.4 million for the three months ended March 31, 2008 compared with $2.9 million for the three months ended March 31, 2007. This earnings increase was due to improved earnings from Tidal Energy, which resulted from higher margins captured on storage and transportation contracts as well as increased transportation and storage volumes.
•
Aux Sable earnings reflected unrealized fair value gains on derivative financial instruments of $18.9 million (2007 – losses of $2.8 million). These financial instruments are used to mitigate the uncertainty of the Company's share of the contingent upside sharing mechanism, which allows Aux Sable to share in natural gas processing margins in excess of certain thresholds. Aux Sable adjusted operating earnings increased from $0.5 million in 2007 to $3.4 million in 2008 due to strong fractionation margins which enabled the Company to recognize earnings from the upside sharing mechanism.

INTERNATIONAL

	Three months ended March 31,
(millions of Canadian dollars)	2008	2007

CLH	9.2	14.5
OCENSA/CITCol	8.3	8.3
Other	(1.2)	(0.8)

Earnings	16.3	22.0

•
During the quarter, the Company entered into a derivative contract to hedge the impact of changes in the euro on CLH earnings. An unrealized fair value loss of $2.8 million related to this contract was recorded in the quarter. CLH earnings were also negatively impacted by the weaker euro prior to implementing the hedge.

CORPORATE

	Three months ended March 31,
(millions of Canadian dollars)	2008	2007

Corporate	(44.2)	(16.5)

ENBRIDGE INC.      -      1ST QUARTER 2008 NEWS RELEASE      -      5

•
Results from Corporate were weaker due to an unfavourable court decision related to the tax basis of previously owned U.S. pipeline assets which resulted in the recognition of $32.2 million income tax expense. This charge was partially offset by a $4.9 million gain on the sale of a corporate aircraft.

CONFERENCE CALL

Enbridge will hold a conference call on May 7, 2008 at 9:00 a.m. Eastern time (7:00 a.m. Mountain time) to discuss the first quarter 2008 results. Analysts, members of the media and other interested parties wanting to participate should phone 1-888-396-2386 using the access code of 78534349. The call will be audio webcast live at www.enbridge.com/investor and an audio replay will be available shortly thereafter at 1-888-286-8010 using the access code 43914129. In addition, a webcast replay will be available approximately two hours after the conclusion of the event and a transcript will be posted to the website within approximately 24 hours.

The conference call will begin with a presentation by the Company's Chief Executive Officer and Chief Financial Officer followed by a question and answer period for investment analysts. A question and answer period for members of the media will immediately follow.

The unaudited interim consolidated financial statements and Management's Discussion and Analysis, which contain additional notes and disclosures, are available on the Enbridge website.

Enbridge Inc., a Canadian company, is a leader in energy transportation and distribution in North America and internationally. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world's longest crude oil and liquids transportation system. The Company also has international operations and a growing involvement in the natural gas transmission and midstream businesses. As a distributor of energy, Enbridge owns and operates Canada's largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. Enbridge employs approximately 5,500 people, primarily in Canada, the United States and South America. Enbridge's common shares trade on the Toronto Stock Exchange in Canada and on the New York Stock Exchange in the U.S. under the symbol ENB. Information about Enbridge is available on the Company's website at www.enbridge.com.

FORWARD-LOOKING INFORMATION

Forward-looking information, or forward-looking statements, have been included in this news release to provide Enbridge Inc. shareholders and potential investors with information about the Company and its subsidiaries, including management's assessment of Enbridge's and its subsidiaries' future plans and operations. This information may not be appropriate for other purposes. Forward-looking statements are typically identified by words such as "anticipate", "expect", "project", "estimate", "forecast", "plan", "intend", "target", "believe" and similar words suggesting future outcomes or statements regarding an outlook. Although Enbridge believes that these forward-looking statements are reasonable based on the information available on the date such statements are made and processes used to prepare the information, such statements are not guarantees of future performance and readers are cautioned against placing undue reliance on forward-looking statements. By their nature, these statements involve a variety of assumptions, known and unknown risks and uncertainties and other factors, which may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by such statements. Material assumptions include assumptions about the expected supply and demand for crude oil, natural gas and natural gas liquids; prices of crude oil, natural gas and natural gas liquids; expected exchange rates; inflation; interest rates; the availability and price of labour and pipeline construction materials; operational reliability; anticipated in-service dates and weather.

Enbridge's forward-looking statements are subject to risks and uncertainties pertaining to operating performance, regulatory parameters, weather, economic conditions, exchange rates, interest rates and

6      -      1ST QUARTER 2008 NEWS RELEASE      -      ENBRIDGE INC.

commodity prices, including but not limited to those risks and uncertainties discussed in this news release and in the Company's other filings with Canadian and United States securities regulators. The impact of any one risk, uncertainty or factor on a particular forward-looking statement is not determinable with certainty as these are interdependent and Enbridge's future course of action depends on management's assessment of all information available at the relevant time. Except to the extent required by law, Enbridge assumes no obligation to publicly update or revise any forward-looking statements made in this news release or otherwise, whether as a result of new information, future events or otherwise. All subsequent forward-looking statements, whether written or oral, attributable to Enbridge or persons acting on the Company's behalf, are expressly qualified in their entirety by these cautionary statements.

Enbridge Contacts:

Media	Investment Community
Jennifer Varey (403) 508-6563 E-mail: jennifer.varey@enbridge.com	Vern Yu (403) 231-3946 E-mail: vern.yu@enbridge.com

ENBRIDGE INC.      -      1ST QUARTER 2008 NEWS RELEASE      -      7

CONSOLIDATED STATEMENTS OF EARNINGS

	Three months ended March 31,
(unaudited; millions of Canadian dollars, except per share amounts)	2008	2007

Revenues
Commodity sales	3,244.7	2,686.6
Transportation	599.8	602.3
Energy services	123.3	69.3

	3,967.8	3,358.2

Expenses
Commodity costs	3,065.5	2,531.8
Operating and administrative	290.7	280.3
Depreciation and amortization	154.2	147.1

	3,510.4	2,959.2

	457.4	399.0
Income from Equity Investments	60.3	44.0
Other Investment Income	54.2	41.6
Interest Expense	(134.3)	(140.6)

	437.6	344.0
Non-Controlling Interests	(17.3)	(5.6)

	420.3	338.4
Income Taxes	(167.3)	(109.7)

Earnings	253.0	228.7
Preferred Share Dividends	(1.7)	(1.7)

Earnings Applicable to Common Shareholders	251.3	227.0

Earnings per Common Share	0.70	0.65

Diluted Earnings per Common Share	0.70	0.64

8      -      1ST QUARTER 2008 NEWS RELEASE      -      ENBRIDGE INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Three months ended March 31,
(unaudited; millions of Canadian dollars)	2008	2007

Earnings	253.0	228.7
Other Comprehensive Income/(Loss)
Change in unrealized (losses)/gains on cash flow hedges, net of tax	(4.0)	9.2
Reclassification to earnings of realized cash flow hedges, net of tax	4.4	7.3
Other comprehensive loss from equity investees	(7.4)	(10.2)
Non-controlling interest in other comprehensive income	5.3	5.8
Change in foreign currency translation adjustment	173.2	(30.8)
Change in unrealized (losses)/gains on net investment hedges, net of tax	(92.3)	2.1

Other Comprehensive Income/(Loss)	79.2	(16.6)

Comprehensive Income	332.2	212.1

ENBRIDGE INC.      -      1ST QUARTER 2008 NEWS RELEASE      -      9

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

	Three months ended March 31,
(unaudited; millions of Canadian dollars, except per share amounts)	2008	2007

Preferred Shares	125.0	125.0

Common Shares
Balance at beginning of period	3,026.5	2,416.1
Common shares issued	–	566.4
Dividend reinvestment and share purchase plan	38.7	4.7
Shares issued on exercise of stock options	11.9	3.8

Balance at End of Period	3,077.1	2,991.0

Contributed Surplus
Balance at beginning of period	25.7	18.3
Stock-based compensation	8.5	5.0
Options exercised	(0.9)	(0.3)

Balance at End of Period	33.3	23.0

Retained Earnings
Balance at beginning of period	2,537.3	2,322.7
Earnings applicable to common shareholders	251.3	227.0
Common share dividends	(121.8)	(112.9)
Dividends paid to reciprocal shareholder	3.7	3.4
Cumulative impact of change in accounting policy	–	(47.0)

Balance at End of Period	2,670.5	2,393.2

Accumulated Other Comprehensive Loss
Balance at beginning of period	(285.0)	(135.8)
Cumulative impact of change in accounting policy	–	48.2
Other comprehensive income/(loss)	79.2	(16.6)

Balance at End of Period	(205.8)	(104.2)

Reciprocal Shareholding
Balance at beginning of period	(154.3)	(135.7)
Participation in common shares issued	–	(18.6)

Balance at End of Period	(154.3)	(154.3)

Total Shareholders' Equity	5,545.8	5,273.7

Dividends Paid per Common Share	0.3300	0.3075

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CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended March 31,
(unaudited; millions of Canadian dollars)	2008	2007

Operating Activities
Earnings	253.0	228.7
Depreciation and amortization	154.2	147.1
Unrealized (gains)/losses on derivative instruments	(20.7)	7.1
Equity earnings in excess of cash distributions	(42.4)	(24.7)
Gain on reduction of ownership interest	(12.3)	–
Future income taxes	118.1	65.7
Non-controlling interests	17.3	5.6
Other	4.8	(12.7)
Changes in operating assets and liabilities	283.9	349.1

	755.9	765.9

Investing Activities
Long-term investments	(5.2)	(0.6)
Additions to property, plant and equipment	(612.0)	(443.8)
Change in construction payable	5.3	(42.1)

	(611.9)	(486.5)

Financing Activities
Net change in short-term borrowings and short-term debt	105.8	(574.1)
Net change in non-recourse short-term debt	1.2	3.3
Long-term debt issues	–	462.9
Long-term debt repayments	(100.0)	(534.5)
Non-recourse long-term debt issues	1.2	14.4
Non-recourse long-term debt repayments	(0.7)	(0.5)
Distributions to non-controlling interests	(3.9)	(5.7)
Common shares issued	48.4	567.5
Preferred share dividends	(1.7)	(1.7)
Common share dividends	(121.7)	(112.9)

	(71.4)	(181.3)

Increase in Cash and Cash Equivalents	72.6	98.1
Cash and Cash Equivalents at Beginning of Period	166.7	139.7

Cash and Cash Equivalents at End of Period	239.3	237.8

ENBRIDGE INC.      -      1ST QUARTER 2008 NEWS RELEASE      -      11

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(unaudited; millions of Canadian dollars)	March 31, 2008	December 31, 2007

Assets
Current Assets
Cash and cash equivalents	239.3	166.7
Accounts receivable and other	2,692.7	2,388.7
Inventory	356.7	709.4

	3,288.7	3,264.8
Property, Plant and Equipment, net	13,174.3	12,597.6
Long-Term Investments	2,251.3	2,076.3
Deferred Amounts and Other Assets	1,173.1	1,182.0
Intangible Assets	213.5	212.0
Goodwill	390.4	388.0
Future Income Taxes	144.4	186.7

	20,635.7	19,907.4

Liabilities and Shareholders' Equity
Current Liabilities
Short-term borrowings	112.6	545.6
Accounts payable and other	2,455.6	2,213.8
Interest payable	103.9	89.1
Current maturities of long-term debt	602.7	605.2
Current maturities of non-recourse debt	62.7	61.1

	3,337.5	3,514.8
Long-Term Debt	8,262.7	7,729.0
Non-Recourse Long-Term Debt	1,527.8	1,508.4
Other Long-Term Liabilities	245.8	253.9
Future Income Taxes	1,043.8	975.6
Non-Controlling Interests	672.3	650.5

	15,089.9	14,632.2

Shareholders' Equity
Share capital
Preferred shares	125.0	125.0
Common shares	3,077.1	3,026.5
Contributed surplus	33.3	25.7
Retained earnings	2,670.5	2,537.3
Accumulated other comprehensive loss	(205.8)	(285.0)
Reciprocal shareholding	(154.3)	(154.3)

	5,545.8	5,275.2

	20,635.7	19,907.4

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SEGMENTED INFORMATION

(unaudited; millions of Canadian dollars) Three months ended March 31, 2008	Liquids Pipelines	Gas Pipelines	Sponsored Investments	Gas Distribution and Services	International	Corporate	Consolidated

Revenues	274.4	82.6	69.2	3,536.5	2.7	2.4	3,967.8
Commodity costs	–	–	–	(3,065.5)	–	–	(3,065.5)
Operating and administrative	(109.1)	(21.8)	(19.8)	(131.8)	(3.5)	(4.7)	(290.7)
Depreciation and amortization	(40.3)	(21.0)	(19.1)	(71.9)	(0.2)	(1.7)	(154.2)

	125.0	39.8	30.3	267.3	(1.0)	(4.0)	457.4
Income from equity investments	(0.3)	–	35.1	13.6	11.9	–	60.3
Other investment income	8.0	4.8	19.8	3.3	5.4	12.9	54.2
Interest and preferred share dividends	(24.6)	(15.4)	(15.8)	(51.1)	–	(29.1)	(136.0)
Non-controlling interest	(0.3)	–	(15.0)	(1.6)	–	(0.4)	(17.3)
Income taxes	(31.7)	(11.0)	(23.3)	(77.7)	–	(23.6)	(167.3)

Earnings applicable to common shareholders	76.1	18.2	31.1	153.8	16.3	(44.2)	251.3

(unaudited; millions of Canadian dollars) Three months ended March 31, 2007	Liquids Pipelines	Gas Pipelines	Sponsored Investments	Gas Distribution and Services	International	Corporate	Consolidated

Revenues	273.7	86.6	63.6	2,929.4	2.7	2.2	3,358.2
Commodity costs	–	–	–	(2,531.8)	–	–	(2,531.8)
Operating and administrative	(101.9)	(20.3)	(17.4)	(132.4)	(3.8)	(4.5)	(280.3)
Depreciation and amortization	(39.0)	(23.0)	(18.2)	(65.4)	(0.2)	(1.3)	(147.1)

	132.8	43.3	28.0	199.8	(1.3)	(3.6)	399.0
Income from equity investments	(0.3)	–	16.6	13.3	14.8	(0.4)	44.0
Other investment income	0.2	15.3	1.0	4.1	8.9	12.1	41.6
Interest and preferred share dividends	(25.1)	(17.6)	(15.2)	(52.8)	–	(31.6)	(142.3)
Non-controlling interest	(0.2)	–	(4.0)	(1.3)	–	(0.1)	(5.6)
Income taxes	(38.5)	(15.3)	(8.6)	(54.0)	(0.4)	7.1	(109.7)

Earnings applicable to common shareholders	68.9	25.7	17.8	109.1	22.0	(16.5)	227.0

ENBRIDGE INC.      -      1ST QUARTER 2008 NEWS RELEASE      -      13

HIGHLIGHTS

	Three months ended March 31,
(unaudited; millions of Canadian dollars, except per share amounts)	2008	2007

Earnings Applicable to Common Shareholders
Liquids Pipelines	76.1	68.9
Gas Pipelines	18.2	25.7
Sponsored Investments	31.1	17.8
Gas Distribution and Services	153.8	109.1
International	16.3	22.0
Corporate	(44.2)	(16.5)

	251.3	227.0

Cash Flow Data
Cash provided by operating activities before changes in operating assets and liabilities	472.0	416.8
Cash provided by operating activities	755.9	765.9
Additions to property, plant and equipment	612.0	443.8
Common share dividends	121.7	112.9

Per Common Share Information
Earnings per Common Share	0.70	0.65
Diluted Earnings per Common Share	0.70	0.64
Dividends per Common Share	0.3300	0.3075

Shares Outstanding
Weighted Average Common Shares Outstanding (millions)	357.9	350.7
Diluted Weighted Average Common Shares Outstanding (millions)	361.0	354.2

Operating Data
Liquids Pipelines – Deliveries (thousands of barrels per day)
Enbridge System[1]	2,082	2,082
Athabasca System[2]	198	190
Spearhead Pipeline	105	89
Olympic Pipeline	293	290
Gas Pipelines – Average Daily Throughput Volume (millions of cubic feet per day)
Alliance Pipeline US	1,685	1,676
Vector Pipeline	1,428	1,007
Enbridge Offshore Pipelines	1,778	2,021
Gas Distribution and Services[3]
Volumes (billion cubic feet)	192	191
Number of active customers (thousands)	1,918	1,874
Degree day deficiency[4]
Actual	1,888	1,908
Forecast based on normal weather	1,756	1,894

1
Enbridge System includes Canadian mainline deliveries in Western Canada and to the Lakehead System at the U.S. border as well as Line 8 and Line 9 in Eastern Canada.

2
Volumes are for the Athabasca mainline only and do not include laterals on the Athabasca System.

3
Gas Distribution and Services volumes and the number of active customers are derived from the aggregate system supply and direct purchase gas supply arrangements.

4
Degree day deficiency is a measure of coldness which is indicative of volumetric requirements of natural gas utilized for heating purposes. It is calculated by accumulating for each day in the period the total number of degrees each day by which the daily mean temperature falls below 18 degrees Celsius. The figures given are those accumulated in the Greater Toronto Area.

14      -      1ST QUARTER 2008 NEWS RELEASE      -      ENBRIDGE INC.

ENBRIDGE INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS

March 31, 2008

MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2008

This Management's Discussion and Analysis (MD&A) should be read in conjunction with the unaudited consolidated financial statements of Enbridge Inc. (Enbridge or the Company) as at and for the three months ended March 31, 2008. It should also be read in conjunction with the audited consolidated financial statements and MD&A contained in the Company's Annual Report for the year ended December 31, 2007. Additional information related to the Company, including its Annual Information Form, is available on SEDAR at www.sedar.com.

CONSOLIDATED EARNINGS

	Three months ended March 31,
(millions of Canadian dollars)	2008	2007

Liquids Pipelines	76.1	68.9
Gas Pipelines	18.2	25.7
Sponsored Investments	31.1	17.8
Gas Distribution and Services	153.8	109.1
International	16.3	22.0
Corporate	(44.2)	(16.5)

Earnings Applicable to Common Shareholders	251.3	227.0

Earnings applicable to common shareholders were $251.3 million for the three months ended March 31, 2008, or $0.70 per share, compared with $227.0 million, or $0.65 per share, for the same period in 2007. The $24.3 million increase in earnings reflected a higher contribution from Enbridge Gas Distribution (EGD) as weather in its franchise area was significantly colder than normal as well as improved results in Aux Sable and Energy Services. This increase was partially offset by the recognition of a $32.2 million income tax charge as a result of an unfavourable court decision related to previously owned U.S. pipeline assets.

FORWARD-LOOKING INFORMATION

Forward-looking information, or forward-looking statements, have been included in this Management's Discussion and Analysis to provide Enbridge shareholders and potential investors with information about the Company and its subsidiaries, including management's assessment of Enbridge's and its subsidiaries' future plans and operations. This information may not be appropriate for other purposes. Forward-looking statements are typically identified by words such as "anticipate", "expect", "project", "estimate", "forecast", "plan", "intend", "target", "believe" and similar words suggesting future outcomes or statements regarding an outlook. Although Enbridge believes that these forward-looking statements are reasonable based on the information available on the date such statements are made and processes used to prepare the information, such statements are not guarantees of future performance and readers are cautioned against placing undue reliance on forward-looking statements. By their nature, these statements involve a variety of assumptions, known and unknown risks and uncertainties and other factors, which may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by such statements. Material assumptions include assumptions about the expected supply and demand for crude oil, natural gas and natural gas liquids; prices of crude oil, natural gas and natural gas liquids; expected exchange rates; inflation; interest rates; the availability and price of labour and pipeline construction materials; operational reliability; anticipated in-service dates and weather.

Enbridge's forward-looking statements are subject to risks and uncertainties pertaining to operating performance, regulatory parameters, weather, economic conditions, exchange rates, interest rates and commodity prices, including but not limited to those risks and uncertainties discussed in this MD&A and in the Company's other filings with Canadian and United States securities regulators. The impact of any one

ENBRIDGE INC.      -      1ST QUARTER 2008 MD&A      -      1

risk, uncertainty or factor on a particular forward-looking statement is not determinable with certainty as these are interdependent and Enbridge's future course of action depends on management's assessment of all information available at the relevant time. Except to the extent required by law, Enbridge assumes no obligation to publicly update or revise any forward-looking statements made in this MD&A or otherwise, whether as a result of new information, future events or otherwise. All subsequent forward-looking statements, whether written or oral, attributable to Enbridge or persons acting on the Company's behalf, are expressly qualified in their entirety by these cautionary statements.

NON-GAAP MEASURES

This MD&A contains references to adjusted operating earnings, which represent earnings applicable to common shareholders adjusted for non-operating factors. Management believes that the presentation of adjusted operating earnings provides useful information to investors and shareholders as it provides increased predictive value. Management uses adjusted operating earnings to set targets and assess performance of the Company. Also, the Company's dividend payout target is based on adjusted operating earnings. Adjusted operating earnings is not a measure that has a standardized meaning prescribed by Canadian generally accepted accounting principles (GAAP) and is not considered a GAAP measure; therefore, this measure may not be comparable with a similar measure presented by other issuers.

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ADJUSTED OPERATING EARNINGS

	Three months ended March 31,
(millions of Canadian dollars, except per share amounts)	2008	2007

GAAP earnings as reported	251.3	227.0
Significant after tax non-operating factors and variances:
Gas Pipelines
Shipper claim settlement	(2.8)	–
Offshore property insurance recovery from 2005 hurricanes	–	(5.3)
Sponsored Investments
Dilution gain on EEP Class A unit issuance	(4.5)	–
EEP unrealized derivative fair value (gains)/losses	(1.3)	2.0
Shipper claim settlement	(1.3)	–
Gas Distribution and Services
Colder than normal weather affecting EGD	(13.7)	(1.4)
Energy Services unrealized derivative fair value losses	–	4.3
Aux Sable unrealized derivative fair value (gains)/losses	(18.9)	2.8
International
CLH unrealized derivative fair value losses	2.8	–
Corporate
Gain on sale of corporate aircraft	(4.9)	–
U.S. pipeline tax decision	32.2	–

Adjusted Operating Earnings	238.9	229.4

Adjusted Operating Earnings per Common Share	0.67	0.65

Each of the significant non-operating factors and variances is described in the Financial Results sections for the respective business segment.

Adjusted operating earnings were $238.9 million, or $0.67 per share, for the three months ended March 31, 2008, compared with $229.4 million, or $0.65 per share, for the three months ended March 31, 2007.

The increase in adjusted operating earnings was largely due to:

•
Allowance for equity funds used during construction (AEDC) on Southern Lights Pipeline and within Enbridge System;
•
Improved earnings in Energy Services resulting from market conditions which enabled higher margins to be captured on storage and transportation contracts as well as increased transportation and storage volumes; and
•
Record performance from Enbridge Energy Partners (EEP).

These increases were partially offset by the impact of a weaker U.S. dollar on U.S.-based operations.

While under construction, certain regulated pipelines are entitled to recognize AEDC in earnings. These amounts will contribute to earnings throughout the Company's significant growth period and will be collected in tolls once the pipelines are in service.

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RECENT DEVELOPMENTS

LIQUIDS PIPELINES

The Liquids Pipelines strategy is driven by the shippers' need for expanded export capacity, market alternatives and economic sources of diluent, and U.S. refiners' need to maintain diversified sources of supply. First quarter progress on growth projects within each of the five key components of the Liquids Pipelines strategy are discussed below.

1.    Regional Oil Sands Infrastructure

Waupisoo Pipeline

Construction activities continue on the 30-inch diameter, 380-kilometre (236-mile) long pipeline which will transport crude oil from the Cheecham terminal to Edmonton, Alberta. The initial capacity of the line will be 350,000 barrels per day (bpd) and is expandable to a maximum of 600,000 bpd with additional pumping units. Construction is approximately 93% complete and the pipeline is expected to come into service by the end of the second quarter of 2008, or earlier.

Athabasca Pipeline Expansion Projects

With the commencement of production from the Long Lake Oil Sands Project in the first quarter of 2008, all contracts are initiated and the expansions are in-service.

Fort Hills Pipeline System

Project execution planning between the Company and the Fort Hills Energy Partners continues as routing and scoping decisions are being considered. A planned in-service date of mid-2011 remains the target and cost estimates will be refined following finalization of scope.

2.    Mainline Capacity

Southern Access Mainline Expansion Project

The Southern Access Mainline Expansion Project will ultimately add a total of 400,000 bpd incremental capacity to the mainline system. In Canada, upgrades at 18 pump stations are currently underway to improve pumping effectiveness.

In the United States, the new Superior station and the new 42-inch diameter pipeline from Superior to Delavan, Wisconsin has been completed and was ready to receive linefill at the end of the first quarter of 2008. The first stage of the expansion adds capacity of approximately 190,000 bpd to the pipeline and system-wide tolls were effective April 1, 2008 for the facilities that have been put into service. The second stage of the expansion project is progressing and construction is scheduled to begin in June 2008. This stage consists of a new pipeline from Delavan to Flanagan, Illinois which is expected to be complete in the second quarter of 2009.

The expected cost of the project has been decreased to an estimated US$2.3 billion (Enbridge – $0.2 billion, EEP – US$2.1 billion). The estimated capital cost for the Canadian portion was revised from $0.3 billion to $0.2 billion based on refinements to the scope of the project, agreed to with the Canadian Association of Petroleum Producers (CAPP), to reflect the subsequent approval of the Alberta Clipper Project.

Alberta Clipper Project

In the first quarter of 2008, Enbridge received National Energy Board (NEB) approval for the application filed in 2007 to construct the 1,607-kilometre (1,000-mile) 36-inch diameter crude oil pipeline. The application included a commercial settlement which sets out the tolling principles and risk and return parameters agreed to with shippers. Enbridge's affiliate EEP plans to file a similar application and set of toll principles with the Federal Energy Regulatory Commission (FERC) for the United States portion of the Alberta Clipper project. Engineering, construction planning and procurement activities continue.

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Line 4 Extension Project

In April 2008 the NEB approved Enbridge's regulatory application for the construction and operation of the $0.3 billion Line 4 Extension project. The application included a commercial settlement which set out the tolling principles and risk and return parameters agreed to with shippers. Construction will commence in 2008 and the Line 4 Extension is expected to be in service in early 2009. Procurement of long lead items and detailed engineering for the pipeline and stations is proceeding.

3.    Diluent Supply

Southern Lights Pipeline

The Canadian portion of the Southern Lights Pipeline received NEB approval in the first quarter of 2008. In concert with the Southern Access project, construction activities are substantially completed on the 321-mile (517-kilometre) section from Superior to Delavan, Wisconsin. When completed, the 180,000 bpd, 20-inch Southern Lights Pipeline will transport diluent from Chicago, Illinois to Edmonton, Alberta.

4.    New Market Access

Southern Access Extension Project

Enbridge continues to await the FERC decision on the revised tolling methodology application filed for this project in October 2007. A decision is expected in the second quarter of 2008. The planned in-service date has been amended to late 2009.

Texas Access Pipeline

In March 2008, Enbridge and ExxonMobil Pipeline Company concluded a Solicitation for Binding Shipper Commitment (Open Season) for the proposed Texas Access Pipeline. The Company, along with ExxonMobil Pipeline Company, continues to evaluate the results of the Open Season and is engaged in shipper discussions regarding scope, timing and commercial terms.

5.    Terminaling and Tankage Infrastructure

Hardisty Terminal

Enbridge is building a crude oil terminal at Hardisty with a tankage capacity of 7.5 million barrels. Tankage construction is underway, with construction being 40% complete at the end of the first quarter of 2008. Once complete, the $0.6 billion Hardisty Terminal will be one of the largest crude oil terminals in North America.

Stonefell Terminal

BA Energy Inc. is building a bitumen upgrader near Fort Saskatchewan, Alberta for which Enbridge has agreed to provide pipeline and terminaling services. Based on initial scope and cost estimates, Enbridge expects to invest approximately $0.1 billion in new facilities to provide tankage services at a new satellite terminal to be developed adjacent to the upgrader. Enbridge will also provide pipeline transportation for the upgrader's output from the new terminal to a refinery hub near Edmonton. In-service dates will depend on BA Energy's requirements.

GAS PIPELINES

The Gas Pipelines strategy is based on the Company's forecast supply and demand for natural gas. Progress made on major projects which support this strategy is set out below.

Rockies Alliance Pipeline

Alliance Pipeline US, a company in which Enbridge has a joint venture interest, has entered into a memorandum of understanding with Questar Overthrust Pipeline Company to develop the Rockies Alliance Pipeline. The proposed project is a 42-inch diameter 900-mile (1,450-kilometre) pipeline from the Rocky Mountains in Wyoming to the Ventura, Iowa area.

ENBRIDGE INC.      -      1ST QUARTER 2008 MD&A      -      5

A binding open season is scheduled to commence May 12, 2008. Subsequent to obtaining shipper commitment and regulatory approvals, the pipeline could be placed into service as early as the third quarter of 2011.

SPONSORED INVESTMENTS

The strategy of Enbridge's affiliate, EEP, is to increase its distributions primarily through the optimization of existing assets including increased throughput and the expansion of existing liquids and gas midstream businesses. Progress made on projects being undertaken solely by EEP is discussed below.

East Texas System Expansion and Extension (Project Clarity)

Completion of this 36-inch diameter pipeline in the first quarter of 2008 will add 0.7 billion cubic feet per day (bcf/d) capacity to the current East Texas infrastructure once compression equipment is installed later in 2008. The pipeline, with an expected ultimate cost of US$0.6 billion, connects Bethel, Texas to Orange, Texas and provides service to a number of major industrial companies in Southeast Texas with interconnects to interstate pipelines, intrastate pipelines and wholesale customers.

GAS DISTRIBUTION AND SERVICES

Enbridge Gas Distribution

EGD is focused on realigning its business to operate more effectively under the incentive regulation (IR) plan approved by the Ontario Energy Board (OEB) for the five year period from 2008 to 2012. Key initiatives include prioritizing capital investment, improving productivity and identifying new revenue opportunities while maintaining system reliability and safety.

EGD was granted approval for interim rates effective January 1, 2008 and expects to implement a change in rates on July 1, 2008 which will enable it to recover approved revenues retroactively to January 1, 2008. EGD anticipates that the OEB's decision will result in an annual average increase, excluding gas supply costs, of approximately 2% for average residential customers within the IR plan term. The OEB decision also changed customer billing to increase the fixed charge portion and decrease the per unit volumetric charge. The fixed charge portion will increase progressively over the five year IR term.

Rabaska LNG Facility

With the receipt of project and land use approvals from the province of Quebec in October 2007 and federal government approvals in March 2008, the Rabaska LNG facility has received all major authorizations. Discussions are in progress with potential LNG suppliers regarding long-term terminal use arrangements.

CORPORATE

Ontario Wind Project

Progress towards the completion of the 182-megawatt wind power project, located in the Municipality of Kincardine on the Eastern shore of Lake Huron in Ontario, has continued in the first quarter of 2008. Construction of access roads, turbine foundations, electrical sub-station and utility transmission lines is underway. The project is expected to begin producing electricity during the third quarter of 2008 and be fully operational at the end of 2008.

Alberta Saline Aquifer Project

Enbridge continued to lead and advance the Alberta Saline Aquifer Project (ASAP), an industry-wide project to develop CO2 sequestration facilities. In the first quarter, seven new participants joined the initiative, bringing the total number of companies involved to 26. The project also secured $0.3 million in funding from the Alberta Energy Research Institute. Pending funding and regulatory approvals, Enbridge plans to break ground on a pilot project in 2009.

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FINANCIAL RESULTS

LIQUIDS PIPELINES

	Three months ended March 31,
(millions of Canadian dollars)	2008	2007

Enbridge System	51.7	49.1
Athabasca System	13.4	13.6
Olympic Pipeline	2.4	3.7
Spearhead Pipeline	3.2	1.3
Southern Lights Pipeline	4.7	–
Feeder Pipelines and Other	0.7	1.2

Earnings	76.1	68.9

Earnings were $76.1 million for the three months ended March 31, 2008, compared with $68.9 million for the three months ended March 31, 2007. The increase was largely due to higher earnings from Enbridge System, Spearhead Pipeline and Southern Lights Pipeline.

Enbridge System earnings were $2.6 million higher than the prior year due to the AEDC on both Southern Access Mainline Expansion and Alberta Clipper Project. These increases were partially offset by increased taxes in the Terrace component.

Olympic Pipeline earnings decreased due to increased operating costs related to the timing of planned maintenance. Spearhead Pipeline earnings increased compared with prior year as a result of higher throughputs.

Southern Lights Pipeline earnings reflected AEDC recognized while the project is under construction.

GAS PIPELINES

	Three months ended March 31,
(millions of Canadian dollars)	2008	2007

Alliance Pipeline US	8.8	7.5
Vector Pipeline	4.0	3.8
Enbridge Offshore Pipelines	5.4	14.4

Earnings	18.2	25.7

Earnings were $18.2 million for the three months ended March 31, 2008, compared with $25.7 million for the three months ended March 31, 2007. The decrease was primarily due to insurance proceeds included in 2007 Enbridge Offshore Pipelines (Offshore) earnings.

Increased earnings from Alliance Pipeline US reflected $2.8 million of proceeds from the settlement of a claim against a former shipper which repudiated its capacity commitment, partially offset by the effect of the weaker U.S. dollar and the depreciating rate base.

Vector Pipeline earnings improved slightly, despite the weaker U.S. dollar, due to a system expansion put into service in the fourth quarter of 2007 as well as lower operating costs.

Offshore earnings for the three months ended March 31, 2008 were $9.0 million lower than the prior year. In 2007, earnings included insurance proceeds of $5.3 million related to the replacement of damaged infrastructure and $6.0 million from business interruption policies related to lost revenue in 2005 and 2006 as a result of the 2005 hurricanes. A smaller final insurance claim settlement is expected in 2008.

Excluding insurance recoveries, Offshore quarterly earnings increased by $2.3 million reflecting stand-by fees on the Neptune oil and gas pipelines as well as contributions from Atlantis platform volumes. These

ENBRIDGE INC.      -      1ST QUARTER 2008 MD&A      -      7

increases were partially offset by continuing natural production declines and the effect of the weaker U.S. dollar.

SPONSORED INVESTMENTS

	Three months ended March 31,
(millions of Canadian dollars)	2008	2007

Enbridge Energy Partners	15.0	8.2
Enbridge Income Fund	11.6	9.6
Dilution Gain	4.5	–

Earnings	31.1	17.8

Earnings for the three months ended March 31, 2008 were $31.1 million compared with $17.8 million in the same period of 2007. The earnings increase was due to record earnings at EEP as well as a dilution gain as a result of the issuance of EEP units.

Earnings from EEP included $1.3 million (net to Enbridge) of unrealized fair value gains on derivative financial instruments compared with unrealized fair value losses of $2.0 million in 2007. The increase in EEP's adjusted operating earnings from $10.2 million to $13.7 million for the three months ended March 31, 2008 reflected higher incentive income and, within EEP, higher oil transportation revenue, stronger processing margins and improved access to natural gas markets through expanded facilities, partially offset by the weaker U.S. dollar.

Enbridge Income Fund earnings for the three months ended March 31, 2008 included proceeds of $1.3 million from the settlement of a claim against a former shipper on Alliance Canada which repudiated its capacity commitment.

In March 2008, EEP issued Class A units and, because Enbridge did not fully participate, a dilution gain of $4.5 million resulted and Enbridge's ownership interest in EEP decreased from 15.1% to 14.6%.

GAS DISTRIBUTION AND SERVICES

	Three months ended March 31,
(millions of Canadian dollars)	2008	2007

Enbridge Gas Distribution	98.4	86.2
Noverco	15.8	17.0
Enbridge Gas New Brunswick	3.2	2.8
Other Gas Distribution	5.7	5.3
Energy Services	9.4	(1.4)
Aux Sable	22.3	(2.3)
Other	(1.0)	1.5

Earnings	153.8	109.1

Earnings were $153.8 million for the three months ended March 31, 2008 compared with $109.1 million for the three months ended March 31, 2007. The higher earnings in 2008 were primarily due to increased earnings at EGD, Energy Services and Aux Sable.

After adjusting for the effect of colder than normal weather, EGD's earnings were $84.7 million for the three months ended March 31, 2008, comparable with $84.8 million in 2007.

Under Incentive Regulation, as initially reflected in results for the first quarter of 2008, EGD's fixed charge per customer increased with a corresponding decrease in the per unit volumetric charge. These changes modify the quarterly earnings profile, but do not materially affect full year earnings as revenues are shifted from the colder winter quarters to the off-peak quarters. The negative first quarter impact of this change was offset by customer growth and increased distribution rates.

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Energy Services earnings in 2007 reflected $4.3 million of unrealized fair value losses on derivative instruments. After adjusting for unrealized derivative fair value losses, Energy Services earnings were $9.4 million for the three months ended March 31, 2008 compared with $2.9 million for the three months ended March 31, 2007. This earnings increase was due to improved earnings from Tidal Energy, which resulted from higher margins captured on storage and transportation contracts as well as increased transportation and storage volumes.

Aux Sable earnings reflected unrealized fair value gains on derivative financial instruments of $18.9 million (2007 – losses of $2.8 million). These financial instruments are used to mitigate the uncertainty of the Company's share of the contingent upside sharing mechanism, which allows Aux Sable to share in natural gas processing margins in excess of certain thresholds. Aux Sable adjusted operating earnings increased from $0.5 million in 2007 to $3.4 million in 2008 due to strong fractionation margins which enabled the Company to recognize earnings from the upside sharing mechanism.

INTERNATIONAL

	Three months ended March 31,
(millions of Canadian dollars)	2008	2007

CLH	9.2	14.5
OCENSA/CITCol	8.3	8.3
Other	(1.2)	(0.8)

Earnings	16.3	22.0

Earnings for the three months ended March 31, 2008 were $16.3 million compared with $22.0 million for the three months ended March 31, 2007. During the quarter, the Company entered into a derivative contract to hedge the impact of changes in the euro on CLH earnings. An unrealized fair value loss of $2.8 million related to this contract was recorded in the quarter. CLH earnings were also negatively impacted by the weaker euro prior to implementing the hedge.

CORPORATE

	Three months ended March 31,
(millions of Canadian dollars)	2008	2007

Corporate	(44.2)	(16.5)

Results from Corporate were lower due to an unfavourable court decision related to the tax basis of previously owned U.S. pipeline assets which resulted in the recognition of $32.2 million income tax expense. This charge was partially offset by a $4.9 million gain on the sale of a corporate aircraft.

Enbridge Energy Company, Inc. (EEC), a subsidiary of the Company and the general partner of EEP, is the former owner of Enbridge Midcoast Energy Inc. (Midcoast). The IRS challenged Midcoast's tax treatment of its 1999 acquisition of several partnerships that owned a natural gas pipeline system in Kansas (these assets were sold to EEP in 2002 and subsequently sold by EEP in 2007). In March 2008, an unfavourable court decision was received sustaining the IRS position, decreasing the U.S. tax basis for the pipeline assets. Enbridge's earnings for March 31, 2008 reflected a decrease of $32.2 million in consideration of the adverse court decision which, when combined with amounts previously recorded, provides fully for the liability. Given loss carryforwards in EEC prior to the decision, the cash tax impact of the decision was not significant. Enbridge continues to believe the tax treatment of the acquisition and the related tax deductions claimed were appropriate and is appealing the decision. A final decision on this matter is not expected before 2009.

LIQUIDITY AND CAPITAL RESOURCES

The Company expects to generate sufficient cash from operations and debt issuances to fund liabilities as they become due, finance budgeted investing activity and pay common share dividends throughout

ENBRIDGE INC.      -      1ST QUARTER 2008 MD&A      -      9

2008. Additional liquidity, if necessary, is available under committed credit facilities or through further access to the capital markets. At March 31, 2008, the Company had $6.7 billion of committed credit facilities, of which $2.4 billion was drawn or used to backstop commercial paper.

OPERATING ACTIVITIES

Cash from operating activities was $755.9 million for the three months ended March 31, 2008, a decrease of $10.0 million from the comparable prior year period.

	Three months ended March 31,
(millions of Canadian dollars)	2008	2007

Earnings net of non-cash items	472.0	416.9
Changes in operating assets and liabilities	283.9	349.0

Cash Provided by Operating Activities	755.9	765.9

Cash provided by earnings net of non-cash items was $472.0 million for the three months ended March 31, 2008, compared with $416.8 million for the three months ended March 31, 2007. The increased earnings from operating activities resulted primarily from higher earnings at EGD due to colder than normal weather as well as improved results in Energy Services.

Changes in operating assets and liabilities generated $283.9 million in the first quarter of 2008, compared with $349.1 million in the first quarter of 2007. This decrease primarily resulted from a lower decrease in inventory during the first quarter of 2008. The inventory decrease was due to lower commodity prices in late 2007 (compared to late 2006) which decreased the value of opening inventory which was sold during the first quarter of 2008.

INVESTING ACTIVITIES

Cash used for investing activities for the three months ended March 31, 2008 was $611.9 million compared with $486.5 million for the three months ended March 31, 2007. This increase of $125.4 million was directly related to increased capital expenditures resulting from the Company's organic growth projects.

FINANCING ACTIVITIES

Cash used in financing activities was $71.4 million for the three months ended March 31, 2008 compared with $181.3 million for the three months ended March 31, 2007. In the first quarter of 2008, the Company issued short-term debt to repay long-term debt and fund ongoing expansion projects. During 2007, the Company issued long-term debt in the first quarter to finance new growth projects. Also, common shares of $566.4 million were issued in the first quarter of 2007. These proceeds were used to pay down corporate debt including the redemption of preferred securities.

Effective with dividends payable on March 1, 2008, participants in the Company's Dividend Reinvestment and Share Purchase Plan received a 2% discount on the purchase of common shares with reinvested dividends. During the quarter, 31% of total dividends paid were reinvested which resulted in the issuance of approximately $38.0 million of common shares.

Total dividends paid on common shares increased again in 2008 due to an increased number of common shares outstanding and a higher dividend rate.

Expected Capital Expenditures

The Company has signed contracts for the purchase of services, pipe and other materials totaling $1,157.2 million, to be used in the construction of Liquids Pipelines projects including Southern Lights Pipeline, Waupisoo Pipeline, Alberta Clipper Project, Southern Access Expansion and Extension, Hardisty Terminal, Fort Hills Pipeline and Line 4 Extension.

10      -      1ST QUARTER 2008 MD&A      -      ENBRIDGE INC.

SELECTED QUARTERLY FINANCIAL INFORMATION1

(millions of Canadian dollars,	2008	2007				2006
except per share amounts)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2

Revenues	3,967.8	3,198.5	2,634.0	2,728.7	3,358.2	2,785.7	2,184.9	2,327.2
Earnings applicable to common shareholders	251.3	248.6	78.1	146.5	227.0	171.1	95.5	157.9
Earnings per common share	0.70	0.70	0.22	0.41	0.65	0.50	0.28	0.47
Diluted earnings per common share	0.70	0.69	0.22	0.41	0.64	0.49	0.28	0.46
Dividends per common share	0.3300	0.3075	0.3075	0.3075	0.3075	0.2875	0.2875	0.2875

1
Quarterly Financial Information has been extracted from financial statements prepared in accordance with Canadian generally accepted accounting principles.

Revenues fluctuate due to the seasonality of EGD. Typically, revenue peaks in the winter months during the first quarter and, to a lesser extent, in the fourth quarter of the year when higher gas volumes are sold. Also, EGD's revenues and earnings are affected by variations in the weather, especially in the winter, when warmer or colder than normal temperatures can result in lower or higher distribution volumes, respectively.

Significant items that impacted the quarterly earnings and revenues, in addition to the seasonal fluctuations described above, were as follows:

•
First quarter 2008 earnings included higher contributions from EGD as well as improved results in Aux Sable and Energy Services, partially offset by the recognition of an income tax charge related to previously owned U.S. pipeline assets.
•
Fourth quarter earnings in 2007 included the impact of tax changes, which increased consolidated earnings.
•
Third quarter 2007 included a loss from Aux Sable.
•
Second quarter 2007 included higher earnings from EGD due to colder than normal weather and a dilution gain in EEP.
•
First quarter 2007 included higher earnings from EGD due to colder weather than the prior year period and the receipt of 2005 hurricane insurance proceeds.
•
Fourth quarter earnings in 2006 reflected higher earnings from the Enbridge System and Aux Sable, offset by lower earnings from EGD due primarily to warmer than normal weather and higher costs.
•
Third quarter earnings in 2006 reflected higher earnings from Enbridge System, increased earnings from the Company's investment in EEP and the recognition of upside sharing in Aux Sable.
•
Second quarter earnings in 2006 included the impact of tax rate reductions, which increased consolidated earnings.

OUTSTANDING SHARE DATA

Number

Preferred Shares, Series A (non-voting equity shares)	5,000,000
Common Shares – issued and outstanding (voting equity shares)	370,126,349
Stock Options – issued and outstanding (7,831,237 vested)	15,015,260

Outstanding share data information is provided as at April 28, 2008.

Dated May 6, 2008

ENBRIDGE INC.      -      1ST QUARTER 2008 MD&A      -      11

HIGHLIGHTS

	Three months ended March 31,
(unaudited; millions of Canadian dollars, except per share amounts)	2008	2007

Earnings Applicable to Common Shareholders
Liquids Pipelines	76.1	68.9
Gas Pipelines	18.2	25.7
Sponsored Investments	31.1	17.8
Gas Distribution and Services	153.8	109.1
International	16.3	22.0
Corporate	(44.2)	(16.5)

	251.3	227.0

Cash Flow Data
Cash provided by operating activities before changes in operating assets and liabilities	472.0	416.8
Cash provided by operating activities	755.9	765.9
Additions to property, plant and equipment	612.0	443.8
Common share dividends	121.7	112.9

Per Common Share Information
Earnings per Common Share	0.70	0.65
Diluted Earnings per Common Share	0.70	0.64
Dividends per Common Share	0.3300	0.3075

Shares Outstanding
Weighted Average Common Shares Outstanding (millions)	357.9	350.7
Diluted Weighted Average Common Shares Outstanding (millions)	361.0	354.2

Operating Data
Liquids Pipelines – Deliveries (thousands of barrels per day)
Enbridge System[1]	2,082	2,082
Athabasca System[2]	198	190
Spearhead Pipeline	105	89
Olympic Pipeline	293	290
Gas Pipelines – Average Daily Throughput Volume (millions of cubic feet per day)
Alliance Pipeline US	1,685	1,676
Vector Pipeline	1,428	1,007
Enbridge Offshore Pipelines	1,778	2,021
Gas Distribution and Services[3]
Volumes (billion cubic feet)	192	191
Number of active customers (thousands)	1,918	1,874
Degree day deficiency [4]
Actual	1,888	1,908
Forecast based on normal weather	1,756	1,894

1
Enbridge System includes Canadian mainline deliveries in Western Canada and to the Lakehead System at the U.S. border as well as Line 8 and Line 9 in Eastern Canada.

2
Volumes are for the Athabasca mainline only and do not include laterals on the Athabasca System.

3
Gas Distribution and Services volumes and the number of active customers are derived from the aggregate system supply and direct purchase gas supply arrangements.

4
Degree day deficiency is a measure of coldness which is indicative of volumetric requirements of natural gas utilized for heating purposes. It is calculated by accumulating for each day in the period the total number of degrees each day by which the daily mean temperature falls below 18 degrees Celsius. The figures given are those accumulated in the Greater Toronto Area.

12      -      1ST QUARTER 2008 MD&A      -      ENBRIDGE INC.

ENBRIDGE INC.

CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

March 31, 2008

CONSOLIDATED STATEMENTS OF EARNINGS

	Three months ended March 31,
(unaudited; millions of Canadian dollars, except per share amounts)	2008	2007

Revenues
Commodity sales	3,244.7	2,686.6
Transportation	599.8	602.3
Energy services	123.3	69.3

	3,967.8	3,358.2

Expenses
Commodity costs	3,065.5	2,531.8
Operating and administrative	290.7	280.3
Depreciation and amortization	154.2	147.1

	3,510.4	2,959.2

	457.4	399.0
Income from Equity Investments	60.3	44.0
Other Investment Income	54.2	41.6
Interest Expense	(134.3)	(140.6)

	437.6	344.0
Non-Controlling Interests	(17.3)	(5.6)

	420.3	338.4
Income Taxes	(167.3)	(109.7)

Earnings	253.0	228.7
Preferred Share Dividends	(1.7)	(1.7)

Earnings Applicable to Common Shareholders	251.3	227.0

Earnings per Common Share	0.70	0.65

Diluted Earnings per Common Share	0.70	0.64

See accompanying notes to the unaudited consolidated financial statements.

ENBRIDGE INC.      -      1ST QUARTER 2008 FINANCIAL STATEMENTS      -      1

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Three months ended March 31,
(unaudited; millions of Canadian dollars)	2008	2007

Earnings	253.0	228.7
Other Comprehensive Income/(Loss)
Change in unrealized (losses)/gains on cash flow hedges, net of tax	(4.0)	9.2
Reclassification to earnings of realized cash flow hedges, net of tax	4.4	7.3
Other comprehensive loss from equity investees	(7.4)	(10.2)
Non-controlling interest in other comprehensive income	5.3	5.8
Change in foreign currency translation adjustment	173.2	(30.8)
Change in unrealized (losses)/gains on net investment hedges, net of tax	(92.3)	2.1

Other Comprehensive Income/(Loss)	79.2	(16.6)

Comprehensive Income	332.2	212.1

See accompanying notes to the unaudited consolidated financial statements.

2      -      1ST QUARTER 2008 FINANCIAL STATEMENTS      -      ENBRIDGE INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

	Three months ended March 31,
(unaudited; millions of Canadian dollars, except per share amounts)	2008	2007

Preferred Shares	125.0	125.0

Common Shares
Balance at beginning of period	3,026.5	2,416.1
Common shares issued	–	566.4
Dividend reinvestment and share purchase plan	38.7	4.7
Shares issued on exercise of stock options	11.9	3.8

Balance at End of Period	3,077.1	2,991.0

Contributed Surplus
Balance at beginning of period	25.7	18.3
Stock-based compensation	8.5	5.0
Options exercised	(0.9)	(0.3)

Balance at End of Period	33.3	23.0

Retained Earnings
Balance at beginning of period	2,537.3	2,322.7
Earnings applicable to common shareholders	251.3	227.0
Common share dividends	(121.8)	(112.9)
Dividends paid to reciprocal shareholder	3.7	3.4
Cumulative impact of change in accounting policy	–	(47.0)

Balance at End of Period	2,670.5	2,393.2

Accumulated Other Comprehensive Loss
Balance at beginning of period	(285.0)	(135.8)
Cumulative impact of change in accounting policy	–	48.2
Other comprehensive income/(loss)	79.2	(16.6)

Balance at End of Period	(205.8)	(104.2)

Reciprocal Shareholding
Balance at beginning of period	(154.3)	(135.7)
Participation in common shares issued	–	(18.6)

Balance at End of Period	(154.3)	(154.3)

Total Shareholders' Equity	5,545.8	5,273.7

Dividends Paid per Common Share	0.3300	0.3075

See accompanying notes to the unaudited consolidated financial statements.

ENBRIDGE INC.      -      1ST QUARTER 2008 FINANCIAL STATEMENTS      -       3

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended March 31,
(unaudited; millions of Canadian dollars)	2008	2007

Operating Activities
Earnings	253.0	228.7
Depreciation and amortization	154.2	147.1
Unrealized (gains)/losses on derivative instruments	(20.7)	7.1
Equity earnings in excess of cash distributions	(42.4)	(24.7)
Gain on reduction of ownership interest	(12.3)	–
Future income taxes	118.1	65.7
Non-controlling interests	17.3	5.6
Other	4.8	(12.7)
Changes in operating assets and liabilities	283.9	349.1

	755.9	765.9

Investing Activities
Long-term investments	(5.2)	(0.6)
Additions to property, plant and equipment	(612.0)	(443.8)
Change in construction payable	5.3	(42.1)

	(611.9)	(486.5)

Financing Activities
Net change in short-term borrowings and short-term debt	105.8	(574.1)
Net change in non-recourse short-term debt	1.2	3.3
Long-term debt issues	–	462.9
Long-term debt repayments	(100.0)	(534.5)
Non-recourse long-term debt issues	1.2	14.4
Non-recourse long-term debt repayments	(0.7)	(0.5)
Distributions to non-controlling interests	(3.9)	(5.7)
Common shares issued	48.4	567.5
Preferred share dividends	(1.7)	(1.7)
Common share dividends	(121.7)	(112.9)

	(71.4)	(181.3)

Increase in Cash and Cash Equivalents	72.6	98.1
Cash and Cash Equivalents at Beginning of Period	166.7	139.7

Cash and Cash Equivalents at End of Period	239.3	237.8

See accompanying notes to the unaudited consolidated financial statements.

4      -      1ST QUARTER 2008 FINANCIAL STATEMENTS      -      ENBRIDGE INC.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(unaudited; millions of Canadian dollars)	March 31, 2008	December 31, 2007

Assets
Current Assets
Cash and cash equivalents	239.3	166.7
Accounts receivable and other	2,692.7	2,388.7
Inventory	356.7	709.4

	3,288.7	3,264.8
Property, Plant and Equipment, net	13,174.3	12,597.6
Long-Term Investments	2,251.3	2,076.3
Deferred Amounts and Other Assets	1,173.1	1,182.0
Intangible Assets	213.5	212.0
Goodwill	390.4	388.0
Future Income Taxes	144.4	186.7

	20,635.7	19,907.4

Liabilities and Shareholders' Equity
Current Liabilities
Short-term borrowings	112.6	545.6
Accounts payable and other	2,455.6	2,213.8
Interest payable	103.9	89.1
Current maturities of long-term debt	602.7	605.2
Current maturities of non-recourse debt	62.7	61.1

	3,337.5	3,514.8
Long-Term Debt	8,262.7	7,729.0
Non-Recourse Long-Term Debt	1,527.8	1,508.4
Other Long-Term Liabilities	245.8	253.9
Future Income Taxes	1,043.8	975.6
Non-Controlling Interests	672.3	650.5

	15,089.9	14,632.2

Shareholders' Equity
Share capital
Preferred shares	125.0	125.0
Common shares	3,077.1	3,026.5
Contributed surplus	33.3	25.7
Retained earnings	2,670.5	2,537.3
Accumulated other comprehensive loss	(205.8)	(285.0)
Reciprocal shareholding	(154.3)	(154.3)

	5,545.8	5,275.2

	20,635.7	19,907.4

See accompanying notes to the unaudited consolidated financial statements.

ENBRIDGE INC.      -      1ST QUARTER 2008 FINANCIAL STATEMENTS      -       5

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

The accompanying unaudited consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP). These consolidated financial statements do not include all disclosures required for annual financial statements and therefore should be read in conjunction with the consolidated financial statements and notes thereto included in Enbridge Inc.'s 2007 Annual Report. These accounting principles are different in some respects from United States generally accepted accounting principles (U.S. GAAP) and the significant differences that impact the Company's financial statements are described in Note 7. These interim financial statements follow the same significant accounting policies and methods of application as those included in the 2007 Annual Report. Effective January 1, 2008, the Company adopted the Canadian Institute of Chartered Accountants (CICA) Handbook Section 1535, Capital Disclosures, Section 3862, Financial Instruments – Disclosures, and Section 3863, Financial Instruments – Presentation.

Earnings for interim periods may not be indicative of results for the fiscal year due to the seasonal nature of the gas distribution utility business and other factors.

Certain comparative amounts have been reclassified to conform to the current year's presentation.

1.  SEGMENTED INFORMATION

(millions of Canadian dollars) Three months ended March 31, 2008	Liquids Pipelines	Gas Pipelines	Sponsored Investments	Gas Distribution and Services	International	Corporate	Consolidated

Revenues	274.4	82.6	69.2	3,536.5	2.7	2.4	3,967.8
Commodity costs	–	–	–	(3,065.5)	–	–	(3,065.5)
Operating and administrative	(109.1)	(21.8)	(19.8)	(131.8)	(3.5)	(4.7)	(290.7)
Depreciation and amortization	(40.3)	(21.0)	(19.1)	(71.9)	(0.2)	(1.7)	(154.2)

	125.0	39.8	30.3	267.3	(1.0)	(4.0)	457.4
Income from equity investments	(0.3)	–	35.1	13.6	11.9	–	60.3
Other investment income	8.0	4.8	19.8	3.3	5.4	12.9	54.2
Interest and preferred share dividends	(24.6)	(15.4)	(15.8)	(51.1)	–	(29.1)	(136.0)
Non-controlling interest	(0.3)	–	(15.0)	(1.6)	–	(0.4)	(17.3)
Income taxes	(31.7)	(11.0)	(23.3)	(77.7)	–	(23.6)	(167.3)

Earnings applicable to common shareholders	76.1	18.2	31.1	153.8	16.3	(44.2)	251.3

(millions of Canadian dollars) Three months ended March 31, 2007	Liquids Pipelines	Gas Pipelines	Sponsored Investments	Gas Distribution and Services	International	Corporate	Consolidated

Revenues	273.7	86.6	63.6	2,929.4	2.7	2.2	3,358.2
Commodity costs	–	–	–	(2,531.8)	–	–	(2,531.8)
Operating and administrative	(101.9)	(20.3)	(17.4)	(132.4)	(3.8)	(4.5)	(280.3)
Depreciation and amortization	(39.0)	(23.0)	(18.2)	(65.4)	(0.2)	(1.3)	(147.1)

	132.8	43.3	28.0	199.8	(1.3)	(3.6)	399.0
Income from equity investments	(0.3)	–	16.6	13.3	14.8	(0.4)	44.0
Other investment income	0.2	15.3	1.0	4.1	8.9	12.1	41.6
Interest and preferred share dividends	(25.1)	(17.6)	(15.2)	(52.8)	–	(31.6)	(142.3)
Non-controlling interest	(0.2)	–	(4.0)	(1.3)	–	(0.1)	(5.6)
Income taxes	(38.5)	(15.3)	(8.6)	(54.0)	(0.4)	7.1	(109.7)

Earnings applicable to common shareholders	68.9	25.7	17.8	109.1	22.0	(16.5)	227.0

6      -      1ST QUARTER 2008 FINANCIAL STATEMENTS      -      ENBRIDGE INC.

ADDITIONS TO PROPERTY, PLANT AND EQUIPMENT

	Three months ended March 31,
(millions of Canadian dollars)	2008	2007

Liquids Pipelines	449.9	210.7
Gas Pipelines	65.0	70.7
Sponsored Investments	10.9	5.0
Gas Distribution and Services	85.6	99.5
International and Corporate	9.5	66.2

	620.9	452.1

2.  RISK MANAGEMENT

MARKET PRICE RISK

Enbridge's earnings are subject to movements in interest rates, foreign exchange rates and commodity prices (collectively, market price risk). Formal risk management policies, processes and systems have been designed to mitigate these risks. The following summarizes the types of market price risks to which the Company is exposed and the risk management instruments used to mitigate them.

Earnings at Risk

Earnings at Risk (EaR) is the principal risk management metric used to quantify market price risk at Enbridge. EaR is an objective, statistically derived risk metric that measures, with a 97.5% level of confidence, the maximum adverse change in projected 12-month earnings that could result from market price risk over a one-month period (under normal market conditions). The Company's policy is to target a maximum EaR of 5% of earnings.

The Company calculates EaR using Monte Carlo simulation to produce projections of earnings using a randomly generated series of forecasted market prices and Enbridge's current market exposures. Historical statistical distributions of market prices and the correlation among those market prices are used to generate an entire probability distribution of possible deviations from forecast earnings.

Commodity Price Risk

Commodity price risk is the risk of gain or loss due to changes in the market price of commodities. The Company may use natural gas price swaps, futures and options to manage the value of commodity purchases and sales that arise from capacity commitments it holds on the Alliance and Vector pipelines. The Company may also use natural gas, power, crude oil and natural gas liquids swaps, collars or options to fix the value of variable price exposures that arise from other commodity usage, storage, transportation and supply agreements.

The Company's earnings are exposed to commodity price risk through its 42.7% interest in the Aux Sable natural gas liquids plant. Under the terms of the operating agreement, the Company earns a share of any net margin generated by the plant in excess of specified natural gas processing margin thresholds. This exposure has been economically hedged for 2008 using financial derivatives. However, the unrealized gains and losses on the derivatives that settle later in the year are recognized in current period earnings, while recognition of the excess natural gas processing margin in earnings generally occurs later in the calendar year, based on the Company's revenue recognition policy.

For the three month period ended March 31, 2008, had fractionation spreads been 10 US cents per gallon higher or lower, earnings from Aux Sable would have been impacted by $8.0 million due to the revaluation of the derivatives and limited recognition of the natural gas processing margin.

The Company is also exposed to commodity price risk through its Energy Services businesses as well as its investment in Enbridge Energy Partners (EEP). These businesses have limits as to the amount of capital they can deploy and, consequently, the amount to which their market exposures can impact earnings. The Company's Energy Services division and EEP have EaR limits of $12 million and $7 million, respectively, at March 31, 2008.

Foreign Exchange

Foreign exchange risk is the risk of gains and losses due to the volatility of currency exchange rates. The Company has exposure to foreign currency exchange rates, primarily arising from its U.S. dollar and euro denominated investments and, to a lesser extent, its monetary assets and liabilities denominated in these currencies. The carrying values of assets and liabilities as well as the comprehensive income and earnings derived from them, are subject to foreign exchange rate fluctuation. The Company uses long dated par forward contracts and cross currency swaps to manage a portion of the foreign exchange exposure related to both changes in carrying values of its equity investments and

ENBRIDGE INC.      -      1ST QUARTER 2008 FINANCIAL STATEMENTS      -       7

forecasted cash flows from other investments. The Company uses some of its U.S. dollar denominated debt to hedge the carrying values of certain equity investments. In addition, the Company uses short and long-term foreign exchange forward contracts to manage exposure related to foreign currency denominated receivables, payables and long-term debt.

The Canadian dollar carrying values of the Company's equity investments and monetary assets and liabilities denominated in U.S. dollars at March 31, 2008 are summarized below.

(millions of Canadian dollars)	Assets/(Liabilities )

Net Working Capital	(412.4)
Equity Investments	965.4
Long-Term Debt	(2,191.0)

The Company's exposures to changes in the Canadian dollar to euro exchange rate consist of its $717.6 million investment in Compañía Logística de Hidrocarburos CLH, S.A. (CLH) and a forward contract carried at $3.8 million that exchanges the average monthly euro rate for a fixed Canadian dollar amount. The contract offsets fluctuation in 2008 euro earnings derived from the investment in CLH.

The following table summarizes the impact on earnings and other comprehensive income (OCI) of a $0.05 change to exchange rates for the three month period ended March 31, 2008.

(millions of Canadian dollars) Exchange Rate	Earnings Impact after Hedging	OCI Impact after Tax

Canadian to U.S. dollar	1.7	3.9
Canadian dollar to euro	0.7	12.9

Interest Rate Risk

The Company is exposed to interest rate fluctuations in the form of cash flow interest rate risk and fair value interest rate risk. Cash flows are impacted by changes in market interest rates on impending variable rate debt (primarily commercial paper) and fixed rate debt issuances. The fair value of fixed rate long-term debt is also impacted by changes in market interest rates. Floating to fixed interest rate swaps, collars and forward rate agreements are used to mitigate cash flow volatility due to future interest rate movements on existing debt instruments. The Company is also exposed to cash flow interest rate risk on fluctuations in market interest rates ahead of anticipated fixed rate debt issuances. The Company may enter into interest rate derivatives such as bond forwards and treasury locks to fix a portion of the interest payments of these future debt issuances.

The Company monitors its fixed and variable rate debt instruments, targeting a debt portfolio mix of up to 25% floating rate debt as a percentage of total debt outstanding, within its policy limit band. Fixed to floating swaps are also used from time to time to manage this position and optimize the Company's debt portfolio. The Company does not typically manage the fair value risk of its debt instruments.

Based on variable rate debt issuances through the three months ended March 31, 2008, a 1.0% change in interest rates would have had a $2.7 million impact on earnings after hedging gains and losses are considered. A similar change in interest rates would have had a $5.5 million impact on after-tax OCI during the quarter.

SUMMARY OF DERIVATIVE INSTRUMENTS USED FOR RISK MANAGEMENT

The current portion of derivatives receivable or payable is included in Accounts Receivable and Other or Accounts Payable and Other, while the long-term portion is included in Deferred Amounts and Other Assets or Other Long-Term Liabilities.

8      -      1ST QUARTER 2008 FINANCIAL STATEMENTS      -      ENBRIDGE INC.

Total Derivative Instruments

(millions of Canadian dollars unless otherwise noted) March 31, 2008	Notional Principal or Quantity	Fair Value Receivable/ (Payable )	Maturity

Foreign exchange
U.S. cross currency swaps	138.0	41.2	2013-2022
Euro cross currency swaps	447.6	(35.7)	2008-2019
Forwards (cumulative exchange amounts)	2,643.6	229.5	2008-2022
Interest rates
Interest rate swaps/collars	689.7	(17.2)	2008-2029
Energy commodities
Energy commodity (bcf)	397.5	8.5	2008-2010
Power (MW/H)	57.0	20.5	2008-2024

The fair value of derivative instruments has been estimated using period end market information. This market information includes observable inputs such as published market prices for commodities, interest rate yield curves and foreign exchange rates. When possible, financial instruments are valued using quoted market prices.

Derivative Instruments used as Cash Flow Hedges

(millions of Canadian dollars unless otherwise noted) March 31, 2008	Notional Principal or Quantity	Fair Value Receivable/ (Payable )	Maturity

Foreign exchange
U.S. cross currency swaps	138.0	41.2	2013-2022
Forwards (cumulative exchange amounts)	1,877.9	66.2	2008-2022
Interest rates
Interest rate swaps/collars	689.7	(17.2)	2008-2029
Energy commodities
Energy commodity (bcf)	22.8	17.5	2008-2010
Power (MW/H)	2.0	(3.6)	2008-2017

The Company has hedged the foreign exchange risk of both the principal and interest payments on US$800 million of medium-term notes issued in 2007 with forward exchange contracts that qualify as effective cash flow hedges. Unrealized gains and losses on the translation of these medium-term notes through earnings are offset by a reclassification of an equal amount of gains and losses from AOCI to earnings.

The Company estimates that $1.5 million of accumulated other comprehensive income/(loss) (AOCI) related to cash flow hedges will be reclassified to earnings in the next 12 months.

Derivative and Other Financial Instruments used as Net Investment Hedges

(millions of Canadian dollars unless otherwise noted) March 31, 2008	Notional Principal or Quantity	Fair Value Receivable/ (Payable	)	Maturity

Foreign exchange
Euro cross currency swaps	447.6	(35.7)		2008-2019
Forwards (cumulative exchange amounts)	725.2	167.1		2013-2020

The Company has also designated a US$300 million medium-term note and US$314 million of commercial paper as hedges of certain U.S. dollar investments.

ENBRIDGE INC.      -      1ST QUARTER 2008 FINANCIAL STATEMENTS      -       9

Fair Value Hedges

As at March 31, 2008, the Company did not have any outstanding fair value hedges.

Unrealized Gains and Losses on Non-Hedging Derivatives

The Company does not use derivative instruments for speculative purposes; however, if a derivative instrument is not an effective hedge for accounting purposes or is not designated as a hedging item, changes in the fair value are recorded in current period earnings. For the three month period ended March 31, 2008, the Company had an unrealized gain of $24.1 million (after tax) (2007 – $2.8 million) and an unrealized loss of $2.7 million (after tax) related to commodity and foreign exchange derivatives, respectively. Realized losses on these instruments for the three month period ended March 31, 2008 were $14.2 million (2007 – $5.8 million) after tax.

The Company's regulated Liquids Pipelines segment uses a fixed price contract and related financial instrument to manage the mix of fixed and floating power costs. The Company recognizes the fair value of the fixed price contract, the fair value of the financial instrument and a regulatory liability that will be recognized over the life of the fixed price contract. At March 31, 2008, the Company recognized a liability of $5.9 million for unrealized financial instrument losses, an asset of $31.8 million related to the fixed price power contract and a regulatory liability of $25.9 million.

3.  FINANCIAL INSTRUMENTS

	March 31, 2008		December 31, 2007
(millions of Canadian dollars)	Carrying Value	Fair Value	Carrying Value	Fair Value

Financial Assets
Cash and cash equivalents	239.3	239.3	166.7	166.7
Accounts receivable and other	2,419.9	2,419.9	2,095.4	2,095.4
Available for sale[1]	75.6	n/a	75.0	n/a
Held to maturity[2]	404.7	386.9	404.7	379.5
Current derivatives receivable[3]	73.5	67.0	79.5	79.5
Long-term derivatives receivable[3]	305.7	331.1	368.5	368.5
Long-term notes receivable	139.6	142.0	133.8	n/a
Financial Liabilities
Accounts payable and other deferred amounts	2,337.2	2,337.2	2,095.5	2,095.5
Short-term borrowings	112.6	112.6	545.6	545.6
Long-term debt[4]	10,627.9	11,006.8	10,509.1	10,489.0
Current derivatives payable[3]	84.2	52.4	82.4	82.4
Long-term derivatives payable[3]	48.2	40.9	64.0	64.0

1
Available for sale investments do not trade on an actively quoted market and no fair value disclosure is available.

2
Held to maturity investments include instruments denominated in U.S. dollars that have a fair value less than carrying value due to exchange rate fluctuations. This decline in fair value is considered temporary.

3
Derivatives receivable and payable include those derivatives used in hedging relationships and non-hedging derivatives.

4
Long-term debt includes non-recourse debt and excludes transaction costs.

The fair value of financial instruments reflects the Company's best estimates of market value based on generally accepted valuation techniques or models and supported by observable market prices and rates. When such prices are not available, the Company uses discounted cash flow analysis from applicable yield curves based on observable market inputs. The fair value of financial instruments, other than derivatives, represents the amounts that would have been received from or paid to counterparties to settle these instruments at the reporting date.

The fair value of cash and cash equivalents and short-term borrowings approximates their carrying value due to their short-term maturities.

The fair value of the Company's long-term debt is based on quoted market prices for instruments of similar yield and tenure.

The fair value of other financial assets and liabilities approximate their cost, due to either the short period to maturity or lack of an actively quoted market. Changes in the fair value of financial liabilities are due solely to fluctuations in interest rates, currency exchange rates and commodity prices as well as time value. The Company has not incurred any fair value changes due to credit risk.

10      -      1ST QUARTER 2008 FINANCIAL STATEMENTS      -      ENBRIDGE INC.

LIQUIDITY RISK

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. In order to manage this risk, the Company forecasts the cash requirements over the near and long term to determine whether sufficient funds will be available. The Company's primary source of liquidity and capital resources are funds generated from operations, short-term financing through the issuance of short-term commercial paper and longer term debt which includes debentures and medium-term notes. The Company can readily access either the Canadian or U.S. public capital markets by maintaining current shelf prospectuses with the securities regulators. In addition, the Company maintains sufficient liquidity through committed credit facilities with its banking groups which would enable the Company to fund all anticipated requirements for one year without accessing the capital markets. The Company expects to generate sufficient cash from operations and debt issuances to fund liabilities as they become due, finance budgeted investing activity and pay common share dividends throughout the year. Additional liquidity, if necessary, is available under committed credit facilities or through access to the capital markets.

MATURITIES OF FINANCIAL LIABILITIES

The Company generally has no financial liabilities maturing beyond one year with the exception of its long-term debt. The following tables summarize expected cash outflows to settle both the principal and the interest payments associated with the debt.

Financial Liabilities

(millions of Canadian dollars) March 31, 2008	Total	Less than 1 year	1-3 years	3-5 years	After 5 years

Total debt	8,978.0	715.3	699.9	600.0	6,962.8
Non-recourse long-term debt	1,590.5	62.7	275.6	266.5	985.7

	10,568.5	778.0	975.5	866.5	7,948.5

Interest Obligations

(millions of Canadian dollars) March 31, 2008	Total	Less than 1 year	1-3 years	3-5 years	After 5 years

Interest payments on debt	5,045.3	388.7	683.3	590.4	3,382.9
Interest payments on non-recourse debt	770.8	87.0	157.6	135.3	390.9

	5,816.1	475.7	840.9	725.7	3,773.8

CREDIT RISK

Entering into derivative financial instruments can give rise to credit risk. Credit risk arises from the possibility that a counterparty will default on its contractual obligations and is limited to those contracts where the Company would incur a loss in replacing the instrument. The Company enters into risk management transactions only with institutions that possess high investment grade credit ratings. Credit risk relating to derivative counterparties is mitigated by credit exposure limits, contractual and collateral requirements and netting arrangements. The Company has credit risk of $246.8 million related to its derivative counterparties.

Credit risk also arises from trade receivables, which is mitigated by credit exposure limits, contractual and collateral requirements and netting arrangements. Credit risk in the Gas Distribution and Services segment is mitigated by the large and diversified customer base and the ability to recover an estimate for doubtful accounts through the ratemaking process. Generally, the Company classifies receivables older than 30 days as past due.

The maximum exposure to credit risk related to non-derivative financial assets is its carrying value, as disclosed in the financial instrument summary table above.

4.  POST-EMPLOYMENT BENEFITS

The Company has three basic pension plans, which provide either defined benefit or defined contribution pension benefits, or both, to employees of the Company. The Liquids Pipelines and Gas Distribution and Services pension plans provide Company funded defined benefit pension and/or defined contribution benefits to Canadian employees of Enbridge. The Enbridge U.S. pension plan provides Company funded defined benefit pension benefits for U.S. based employees. The Company has four supplemental pension plans which provide pension benefits in excess

ENBRIDGE INC.      -      1ST QUARTER 2008 FINANCIAL STATEMENTS      -       11

of the basic plans for certain employees. The Company also provides post-employment benefits other than pensions (OPEB) for qualifying retired employees. Costs recognized in the period are presented below.

NET PENSION PLAN AND OPEB COSTS RECOGNIZED

	Three months ended March 31,
(millions of Canadian dollars)	2008	2007

Benefits earned during the period	13.7	13.4
Interest cost on projected benefit obligations	17.6	17.1
Expected return on plan assets	(22.6)	(21.9)
Amortization of unrecognized amounts	1.9	3.9
Amount charged to Enbridge Energy Partners L.P.	(2.5)	(3.1)

Pension and OPEB costs recognized	8.1	9.4

The table reflects the pension and OPEB cost for all of the Company's benefit plans on an accrual basis. Using the cash basis for Gas Distribution and Services rate regulated plans and the accrual method for other plans, the Company's pension and OPEB cost was $8.0 million for the three months ended March 31, 2008 (2007 – $7.5 million).

5.  CAPITAL DISCLOSURES

The Company defines capital as shareholders' equity (excluding AOCI and reciprocal shareholdings), long-term debt (excluding non-recourse debt and transaction costs), short-term borrowings and non-controlling interests less cash and cash equivalents (excluding cash and cash equivalents from joint ventures and other interests not exclusively controlled by the Company). Non-recourse debt, including debt consolidated proportionately from joint venture interests, is excluded from the Company's definition of capital as it is not controlled or managed exclusively by the Company.

The Company's capital is calculated as follows:

(millions of Canadian dollars)	March 31, 2008	December 31, 2007

Short-term borrowings	112.6	545.6
Long-term debt (includes current portion)	8,925.1	8,393.9
Non-controlling interests	672.3	650.5
Shareholders' equity	5,905.9	5,714.5
Cash and cash equivalents	(127.1)	(115.9)

	15,488.8	15,188.6

The Company's objectives when managing capital are to maintain flexibility between:

•
enabling its businesses to operate at the highest efficiency;
•
providing liquidity for growth opportunities; and
•
providing acceptable returns to shareholders.

These objectives are primarily met through maintenance of an investment grade credit rating, which provides access to lower cost capital. Capital is available generally through the issuance of both short and long-term debt, and equity.

The Company monitors and manages its debt to debt plus equity ratio (excluding non-recourse debt), with a target range of 60% to 70%, to meet its capital management objectives. The debt to capitalization ratio at March 31, 2008, including short-term borrowings but excluding non-recourse short and long-term debt, was 61.8%, compared with 62.7% at the end of 2007.

The Company must adhere to covenants in its credit facilities that are used to backstop its commercial paper program. These covenants include maintaining a minimum Consolidated Shareholders' Equity balance of $1 billion or greater and a debt to Unconsolidated Shareholders' Equity of less than 1.5. As at March 31, 2008, the Company was in compliance with these covenants.

12      -      1ST QUARTER 2008 FINANCIAL STATEMENTS      -      ENBRIDGE INC.

Under terms of the Company's Trust Indenture, in order to continue to issue long-term debt, the Company must maintain a ratio of Consolidated Funded Obligations (essentially all debt except non-recourse debt) to Total Consolidated Capitalization of less than 75%. Total Consolidated Capitalization consists of shareholders' equity, long-term debt, non-controlling interests and future income tax. As at March 31, 2008, the Company was in compliance with this covenant.

6.  COMMITMENTS AND CONTINGENCIES

The Company has signed contracts for the purchase of services, pipe and other materials totaling $1,157.2 million, to be used in the construction of several Liquids Pipelines projects including Southern Lights Pipeline, Waupisoo Pipeline, Alberta Clipper Project, Southern Access Expansion and Extension, Hardisty Terminal, Fort Hills Pipeline and Line 4 Extension.

ENBRIDGE ENERGY COMPANY, INC.

Enbridge Energy Company, Inc. (EEC), a subsidiary of the Company and the general partner of EEP, is the former owner of Enbridge Midcoast Energy Inc. (Midcoast). The IRS challenged Midcoast's tax treatment of its 1999 acquisition of several partnerships that owned a natural gas pipeline system in Kansas (these assets were sold to EEP in 2002 and subsequently sold by EEP in 2007). In March 2008, an unfavorable court decision was received sustaining the IRS position, decreasing the U.S. tax basis for the pipeline assets. Enbridge's earnings for March 31, 2008 reflected a decrease of $32.2 million in consideration of the adverse court decision which, when combined with amounts previously recorded, provides fully for the liability. Given loss carryforwards in EEC prior to the decision, the cash tax impact of the decision was not significant. Enbridge continues to believe the tax treatment of the acquisition and the related tax deductions claimed were appropriate and is appealing the decision. A final decision on this matter is not expected before 2009.

CAPLA CLAIM

In 2002, the Canadian Alliance of Pipeline Landowners' Associations (CAPLA) and two individual landowners commenced a class action against the Company and TransCanada PipeLines Limited. The claim relates to restrictions in the National Energy Board Act on crossing the pipeline and the landowners' use of land within a 30-metre control zone on either side of the pipeline easements. The Plaintiffs filed a motion to establish a cause of action which is one of the requirements to have the motion certified as a class action under the Class Proceedings Act (Ontario). The motion was dismissed by the Ontario District Court in late 2006. The Plantiff appealed the decision, the appeal was heard by the Ontario Court of Appeal on December 18, 2007 and, in its judgment issued April 4, 2008, the Court dismissed CAPLA's appeal. CAPLA has 60 days from the date of this decision to appeal this matter to the Supreme Court of Canada. The Company believes it has a sound defence and intends to continue defending the claim. Since the outcome is indeterminable, the Company has made no provision at this time for any potential liability.

7.  UNITED STATES ACCOUNTING PRINCIPLES

These consolidated financial statements have been prepared in accordance with Canadian GAAP. The effects of significant differences between Canadian GAAP and U.S. GAAP for the Company are described below.

EARNINGS AND COMPREHENSIVE INCOME

	Three months ended March 31,
(millions of Canadian dollars, except per share amounts)	2008	2007

Earnings under Canadian and U.S. GAAP Applicable to Common Shareholders	251.3	227.0

Earnings under Canadian and U.S. GAAP	253.0	228.7

Other comprehensive income/(loss) under Canadian GAAP	79.2	(16.6)
Underfunded pension adjustment (net of tax)[4]	0.3	0.8

Comprehensive income under U.S. GAAP	332.5	212.9

Earnings per Common Share under U.S. GAAP	0.70	0.65

Diluted Earnings per Common Share under U.S. GAAP	0.70	0.64

ENBRIDGE INC.      -      1ST QUARTER 2008 FINANCIAL STATEMENTS      -       13

FINANCIAL POSITION

	March 31, 2008		December 31, 2007
(millions of Canadian dollars)	Canada	U.S.	Canada	U.S.

Assets
Current Assets
Cash and cash equivalents[2,5]	239.3	360.5	166.7	214.4
Accounts receivable and other[2,3,5]	2,692.7	3,507.8	2,388.7	3,118.4
Inventory[3,6]	356.7	447.6	709.4	817.3

	3,288.7	4,315.9	3,264.8	4,150.1
Property, plant and equipment, net[2,5]	13,174.3	19,128.5	12,597.6	17,999.4
Long-term investments[2,5]	2,251.3	1,362.2	2,076.3	1,253.1
Deferred amounts and other assets[1,2,3,4,5]	1,173.1	1,641.0	1,182.0	1,653.5
Intangible assets[5]	213.5	308.0	212.0	302.4
Goodwill[5]	390.4	741.1	388.0	725.1
Future income taxes[5]	144.4	145.0	186.7	187.3

	20,635.7	27,641.7	19,907.4	26,270.9

Liabilities and Shareholders' Equity
Current Liabilities
Short-term borrowings	112.6	112.5	545.6	545.5
Accounts payable and other[2,3,5]	2,455.6	3,561.8	2,213.8	3,195.1
Interest payable[5]	103.9	154.6	89.1	109.8
Current maturities and short-term debt[4]	602.7	602.7	605.2	632.7
Current portion of non-recourse debt[2,5]	62.7	296.4	61.1	60.9

	3,337.5	4,728.0	3,514.8	4,544.0
Long-term debt[3]	8,262.7	8,322.2	7,729.0	10,600.5
Non-recourse long-term debt[2,5]	1,527.8	4,337.3	1,508.4	1,508.4
Other long-term liabilities[2,4,5]	245.8	477.3	253.9	479.2
Future income taxes[1,2,3,4,5]	1,043.8	1,615.3	975.6	1,545.7
Non-controlling interests[5]	672.3	2,652.8	650.5	2,355.2

	15,089.9	22,132.9	14,632.2	21,033.0

Shareholders' Equity
Share capital
Preferred shares	125.0	125.0	125.0	125.0
Common shares	3,077.1	3,077.1	3,026.5	3,026.5
Contributed surplus	33.3	–	25.7	–
Retained earnings	2,670.5	2,637.6	2,537.3	2,504.4
Additional paid in capital	–	77.2	–	69.6
Accumulated other comprehensive loss[3,4]	(205.8)	(253.8)	(285.0)	(333.3)
Reciprocal shareholding	(154.3)	(154.3)	(154.3)	(154.3)

	5,545.8	5,508.8	5,275.2	5,237.9

	20,635.7	27,641.7	19,907.4	26,270.9

1
Future Income Taxes

Under U.S. GAAP, deferred income tax liabilities are recorded for rate-regulated operations, which follow the taxes payable method for ratemaking purposes. As these deferred income taxes are expected to be recoverable in future revenues, a corresponding regulatory asset is also recorded. These assets and liabilities are adjusted to reflect changes in enacted income tax rates. At March 31, 2008, a deferred tax liability of $573.3 million (December 31, 2007 – $572.7 million) is recorded for U.S. GAAP purposes and reflects the difference between the carrying value and the tax basis of property, plant and equipment. Regulated companies following the taxes payable method are not required to record this additional tax liability under Canadian GAAP. To recover the additional deferred income taxes recorded under U.S. GAAP through the ratemaking process, it would be necessary to record incremental revenue of $787.8 million (2007 – $785.6 million).

2
Accounting for Joint Ventures

U.S. GAAP requires the Company's investments in joint ventures to be accounted for using the equity method. However, under an accommodation of the U.S. Securities and Exchange Commission, accounting for jointly controlled investments need not be reconciled from Canadian to U.S. GAAP if

14      -      1ST QUARTER 2008 FINANCIAL STATEMENTS      -      ENBRIDGE INC.

  the joint venture is jointly controlled by all parties having an equity interest in the entity. Joint ventures in which all owners do not share joint control are reconciled to U.S. GAAP. The different accounting treatment affects only display and classification and not earnings or shareholders' equity.

3
Accumulated Other Comprehensive Loss

The only Canadian – U.S. GAAP difference in accumulated other comprehensive loss is the underfunded status of the pension and OPEB plans. The Company estimates that approximately $1.2 million related to pension and OPEB plans at March 31, 2008 will be reclassified into earnings during the next 12 months.

Financial instruments are now recognized in Canadian GAAP in substantially the same manner as U.S. GAAP. As a result of the 2007 change in Canadian accounting, certain comparative balances have been reclassified for U.S. GAAP purposes, including the recognition of regulated non-financial instruments and offsetting regulatory liabilities as well as OCI from equity investees. In addition, transaction costs arising from the issuance of debt are now recorded net against the related long-term debt. For U.S. GAAP, these transaction costs are reclassified to deferred amounts and other assets.

4
Pension Funding Status

FAS 158, Employers' Accounting for Defined Pension and Other Postretirement Plans, requires an employer to recognize the overfunded or underfunded status of a defined benefit post retirement plan or OPEB as an asset or liability and to recognize changes in the funded status in the period in which they occur through comprehensive income. FAS 158 adjustments resulted in an increase in the net liability of $72.6 million (December 31, 2007 – $73.1 million) for the underfunded status of the plans, a decrease in deferred tax liability of $24.6 million (December 31, 2007 – $24.8 million) and an increase in accumulated other comprehensive loss of $48.0 million (December 31, 2007 – $48.3 million). As required by FAS 158, the Company will change the measurement date of its defined benefit pension plan from September 30 to December 31, effective this year.

5
Consolidation of a Limited Partnership

As a result of adopting EITF 04-5, Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights, the Company is consolidating its 14.6% interest in Enbridge Energy Partners for U.S. GAAP purposes, resulting in an increase to both assets and liabilities of $6,589.6 million (December 31, 2007 – $5,932.7 million) and no changes to equity and earnings.

NEW ACCOUNTING STANDARDS

Fair Value Measurements

In September 2006, the FASB issued Statement No. 157, Fair Value Measurements. The Statement defines fair value, establishes a framework for measuring fair value in the context of GAAP and expands the disclosure surrounding fair value measurement. In January 2008, the FASB deferred the implementation of this standard indefinitely for all non-financial assets and non-financial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis, until January 1, 2009. For financial assets and liabilities, the Company has adopted this standard on January 1, 2008.

Fair Value Option for Assets and Liabilities

In February 2007, the FASB issued Statement No. 159, Fair Value Option for Financial Assets and Liabilities. This standard provides companies with an option to measure, at specified election dates, certain financial assets and liabilities at fair value. Changes in fair value are recognized in earnings. The Company has adopted this standard effective January 1, 2008, but has not elected to measure any financial assets or financial liabilities at fair value in accordance with the Statement.

ENBRIDGE INC.      -      1ST QUARTER 2008 FINANCIAL STATEMENTS      -       15

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